POULTON & YORDAN
                              ATTORNEYS AT LAW

___________________________________________________________________________

RICHARD T. LUDLOW

                              November 8, 2006



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

          Re:  Pacific Health Care Organization, Inc.
               Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed on May 17, 2002
               Form 10-QSB for the Quarter Ended June 30, 2006
               Filed on August 14, 2006
               File No.: 000-50009


Dear Mr. Rosenberg:

     This letter is written in response to a Staff comment letter dated October 23, 2006 from your office addressed to Pacific Health Care Organization, Inc. As I explained to Frank Wyman of your office, the Company has not yet completed its responses to the comment letter and requests additional time to respond. The Company anticipates that it will file its responses to the comment letter by November 17, 2006.

     If you have any questions, or if this is unacceptable to the Staff, please contact me directly.


                                   Very truly yours,

                                   POULTON & YORDAN


                                   Richard T. Ludlow
                                   Attorney at Law